

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via E-mail
Edward O. Diffendal
Director
American Midstream GP, LLC
1614 15th Street, Suite 300
Denver, Colorado 80202

>   **Re: American Midstream Partners, LP**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed July 13, 2011**
>   **File No. 333-173191**

Dear Mr. Diffendal:

We have reviewed amendment number seven to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 14

We are subject to stringent environmental laws and regulations…, page 27

1. We note that you have expanded your disclosure under the above risk factor subheading to discuss potential emissions violations at your Bazor Ridge processing plant during 2009 and 2010. Please provide this disclosure under a separate risk factor subheading. Please also expand the revised risk factor to address the risks associated with your investigation of potential emissions violations prior to November 2009, and your related indemnification of the prior owner of Bazor Ridge.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 84

2. Please tell us what consideration you have given to updating your Management's Discussion & Analysis disclosure to discuss the potential emission violations at the Bazor Ridge plant, both in terms of any monetary exposure related to potential liability and management's plan going forward with respect to emissions. For example, tell us whether management expects to install emissions controls regardless of any response received from the MDEQ or the EPA and, if so, how this will affect your capital expenditures with respect to Bazor Ridge going forward. Further, discuss how management plans to avoid similar violations at the same plant in 2011. If any such plan includes a reduction in the use of the Bazor Ridge plant or similar measure, please disclose how you expect this will impact your revenues.

Business, page 114

Environmental Matters, page 137

Air Emissions, page 139

3. Please expand your disclosure beginning on page 139 to provide additional context for your references to the Prevention of Significant Deterioration permit. For example, please disclose the general factors that necessitate obtaining the permit, the general costs and efforts associated with obtaining the permit and the consequences of obtaining the permit.

4. Please tell us your consideration of disclosing the contingencies regarding your compliance with the Clean Air Act in respect of the Bazor Ridge plant in accordance with ASC 855-10-50-2 and ASC 450-20-53 and providing the disclosures required by ASC 450-20-50-4 in the notes to your financial statements. Refer to ASC 855-10-45-4. In addition, please tell us your consideration of disclosing the information required by ASC 460-10-50 with respect to the indemnification provisions of the purchase agreement.

Exhibit 10.9 Gas Processing Agreement

5. Please provide your rationale for not including Exhibits A and B to Exhibit 10.9, or file these exhibits to your exhibit with your next amendment.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, Robyn Manuel, Staff Accountant, at (202) 551-3823, or in their absence, William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Tim Langenkamp
        Andrews Kurth LLP
        Via Email